UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of July 2007
Commission File Number 1-13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBITS INDEX
Ex-99.1 Cooperation Agreement, dated June 30, 2007, among CYI, Yuchai, Coomber and the State Holding Company
EX-99.2 Press Release of CYI dated July 5, 2007

Other Events
     On July 5, 2007 in Singapore, China Yuchai International Limited (“CYI”) issued a press release regarding entering into a Cooperation Agreement dated June 30, 2007 with Guangxi Yuchai Machinery Company Limited (“Yuchai”), a subsidiary of CYI, Coomber Investments Limited (“Coomber”), a shareholder of CYI, and Guangxi Yuchai Machinery Group Company Limited, a shareholder of Yuchai (the “State Holding Company”). The Cooperation Agreement amends certain terms of the Reorganization Agreement dated April 7, 2005, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates the terms of the Reorganization Agreement.
     A copy of the Cooperation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the press release dated July 5, 2007 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Exhibits
99.1   Cooperation Agreement, dated June 30, 2007, among CYI, Yuchai, Coomber and the State Holding Company.
99.2   Press Release of CYI dated July 5, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: July 5, 2007

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director

EXHIBITS INDEX
99.1	Cooperation Agreement, dated June 30, 2007, among CYI, Yuchai, Coomber and the State Holding Company.

99.2	Press Release of CYI dated July 5, 2007.